EXHIBIT 99.1

Intellipharmaceutics Files ANDA With the FDA for Generic Protonix(R)

TORONTO, June 14, 2010 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc.(Nasdaq:IPCI) (TSX:I) today announced that is has filed an Abbreviated New Drug Application (ANDA) with the U.S. Food and Drug Administration for a generic of Protonix®  (delayed release pantoprazole sodium). Protonix inhibits gastric acid secretion and is prescribed for the short-term treatment of conditions such as stomach ulcers associated with gastroesophageal reflux disease as well as the long term treatment of pathological hypersecretory conditions including Zollinger-Ellison syndrome. Sales of pantoprazole sodium delayed-release tablets in the United States were approximately $1.8 billion in 2009. Pantoprazole delayed-release tablets is the fourth ANDA product candidate that Intellipharmaceutics has disclosed from its 15 product pipeline, which includes both ANDA product candidates and the development of new drugs through the S.505(b)(2) New Drug Application (NDA) regulatory pathway.

"I am extremely pleased with the progress we continue to make with the advancement of our product pipeline," commented Dr. Isa Odidi, CEO of Intellipharmaceutics. "Protonix is the second ANDA we have filed with the FDA this year and, together with Focalin XR and Effexor XR, it represents another potential source of future revenue from our Company's ANDA pipeline."

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel controlled and targeted release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection.

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Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements regarding the status of development or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing, the timing of our programs to research, develop and commercialize our products, the timing and costs of obtaining regulatory approvals, our estimates regarding our capital requirements and future revenues, the timing and amount of investment tax credits, and other risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to IPC and our business can be found in the "Risk Factors" section of our annual information form dated February 26, 2010, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:  Intellipharmaceutics International Inc.
          Glenn Neumann, Director of Investor Relations
          416-798-3001 x123
          investors@intellipharmaceutics.com